Filed by Ajax I pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ajax I

Commission File No. 001-39660

AJAX I and Cazoo Announce

First Quarter Fiscal 2021 Results for Cazoo

Record performance with 481% YoY increase in Revenue & 9,762 Vehicles Sold in Q1

London and New York, May 18, 2021 — AJAX I (“AJAX”) (NYSE: AJAX), a publicly-traded special purpose acquisition company (“SPAC”), today announced that its merger partner, Cazoo Holdings Limited (“Cazoo” or “the Company”), the UK’s leading online car retailer, which makes buying a car as simple and seamless as purchasing any other product online, announced financial results for its first quarter ended March 31, 2021.

Summary Results

	Q1 2021 (unaudited)	Q1 2020 (unaudited)	Change		% Change
Vehicles Sold	9,762	2,062	7,700		373%
Retail	7,785	1,684	6,101		362%
Wholesale	1,977	378	1,599		423%
Revenue (£m)	113.9	19.6	94.3		481%
Retail (£m)	96.8	18.2	78.6		431%
Wholesale (£m)	6.1	1.2	4.9		418%
Other (£m)1&2	11.02	0.2	10.8		-
Retail Gross Profit per Unit (£)[3]	143	(287)	430		-
Gross Profit (£m)	3.7	(0.5)	4.3		-
Gross Margin (%)	3.3%	(2.8%)	6.1	%pts	-

[1]	Other Revenue includes Ancillary, Subscription, Remarketing and Servicing Revenue
[2]	Q1 2021 Other Revenue includes contribution from Drover (acquired 25th January 2021), SFS (acquired 11th February 2021) and Cluno (acquired 23rd February 2021) from the date of acquisition
[3]	Gross profit derived from retail revenues and ancillary revenues, divided by retail units sold (net of returns)

Q1 Financial highlights

●	Revenue increased 481% to £113.9 million driven by significant retail order growth in the UK

●	Vehicles sold up 373% to 9,762 in Q1 as the Company continued its rapid growth trajectory

●	Retail GPU up to £143 through improved buying mix, stock turn & higher finance attachment
●	Gross profit positive at £3.7 million & margin improved to 3.3% due to operational efficiencies

●	Cash position remained strong with £117.6 million of cash on hand at the end of March 2021

●	25,000th retail vehicle sold in May and on track to achieve FY21 revenues approaching $1bn

Q1 Strategic highlights

●	Agreed business combination with AJAX on NYSE for $7.0 billion, due to complete in Q3 2021

●	Successfully completed 3 acquisitions during quarter to accelerate strategy & enhance proposition:

●	Drover (acquired 25th Jan 2021): helping drive the launch of Cazoo’s subscription service

●	Smart Fleet Solutions (acquired 11th Feb 2021): enhancing Cazoo’s refurbishment capacity

●	Cluno (acquired 23rd Feb 2021): accelerating Cazoo’s entry into further European markets

●	Plans for launching Cazoo Europe in Germany & France by the end of the year remain on track

●	Opened 4 additional Cazoo Customer Centres, bringing the total in operation in the UK to 17

●	Record customer satisfaction with world-class NPS of c.80 and UK brand awareness of c.70%

●	Announced 5 new director appointments to join Cazoo Board post business combination: Dan Och, Duncan Tatton-Brown, Anne Wojcicki, Moni Mannings & Luciana Berger

Alex Chesterman OBE, Founder & CEO of Cazoo, commented, “In Q1 we continued our rapid growth trajectory, delivering record revenue growth of almost 500% YoY, demonstrating the strength of our market-leading brand and fully-integrated platform in the UK, which we intend to replicate across Europe. Since the end of the period our growth has continued to accelerate, with the sale of our 25,000th retail vehicle this month. We continue to see improvements to GPU and remain on track to achieve revenues approaching $1 billion in 2021.”

“Our recent acquisitions will enable us to bring our UK vehicle reconditioning entirely in-house by the end of H1 and to launch the full Cazoo proposition in France and Germany by the end of the year and we are hugely excited by the growth opportunities that lie ahead. We are just at the start of our mission to transform the car buying experience across the UK and Europe and our business combination with AJAX will provide us with the capital to continue to pioneer the shift to online car buying.”

Dan Och, Founder of AJAX, said, “We are delighted with Cazoo’s continued pace and progress, proving the power of the strong brand and integrated proposition they have built. The extraordinary growth this quarter further reinforces our confidence in the tremendous opportunities for the business as it continues to drive for digital share in the $700 billion European market, which we believe will create compelling shareholder value.”

Conference Call

The Company will hold a pre-recorded conference call on Tuesday, May 18, 2021, at 8:30 a.m. ET to review its first quarter financial results and related matters. The call may be accessed through the Investor Relations section of the Company's website at www.cazoo.co.uk/investors or by dialling 1-844-512-2921, or for international callers, 1-412-317-6671. The Conference ID is 1144830.

Preliminary Proxy Filing

On Friday, May 14, Cazoo and AJAX announced the filing of the preliminary proxy statement/registration statement on Form F-4 by Capri Listco with the U.S. Securities and Exchange Commission (“SEC”) in connection with the previously announced business combination transaction between Cazoo and AJAX. The filing can be accessed at https://ajaxcap.com/ or by searching for Capri Listco on the SEC’s website at https://www.sec.gov/edgar.shtml.

Contacts

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell / Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

AJAX:

Gagnier Communications, Dan Gagnier / Jeff Mathews +1 646-569-5897 / ajax@gagnierfc.com

Investor Relations:

ICR for Cazoo - cazoo@icrinc.com

About Cazoo - www.cazoo.co.uk

Cazoo’s mission is to transform the car buying experience for consumers across the UK and Europe by providing better selection, quality, transparency, convenience, flexibility and peace of mind. Cazoo aims to make buying a car no different to any other product online today, where consumers can simply and seamlessly purchase, finance or subscribe to a car entirely online for either delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE, has a highly experienced management team and is backed by some of the leading global technology investors.

About AJAX – www.ajaxcap.com

AJAX is a blank check company whose purpose is to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. AJAX was founded by renowned US investor Dan Och in partnership with Glenn Fuhrman and strategic advisors including Steve Ells (founder, Chipotle), Jim McKelvey (co-founder, Square), Kevin Systrom (co-founder, Instagram) and Anne Wojcicki (co-founder, 23andMe).

Cautionary Statement

All amounts shown throughout this press release are unaudited. The numbers presented throughout this press release may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.

Additional information and Where to Find It

This communication relates to a proposed business combination among Cazoo Holdings Limited (“Cazoo”), AJAX I (“AJAX”) and Capri Listco (“Listco”). In connection with the proposed business combination Listco has filed a registration statement on Form F-4 that includes a proxy statement of AJAX in connection with AJAX’s solicitation of proxies for the vote by AJAX’s shareholders with respect to the proposed business combination and a prospectus of Listco, which has not yet become effective. The proxy statement/prospectus will be sent to all AJAX shareholders and Listco and AJAX will also file other documents regarding the proposed business combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AJAX and Listco through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AJAX may be obtained free of charge from AJAX’s website at https://ajaxcap.com or by written request to AJAX at 667 Madison Avenue, New York, NY 10065 and documents filed by Cazoo may be obtained free of charge from Cazoo’s website at https://www.cazoo.co.uk or by written request to Cazoo at 41-43 Chalton St, Somers Town, London NW1 1JD, United Kingdom.

Participants in Solicitation

AJAX, Listco and Cazoo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from AJAX’s shareholders with respect to the proposed business combination. You can find information about AJAX’s directors and executive officers and their ownership of AJAX’s securities in AJAX’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on May 7, 2021 and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the participants in the solicitation of proxies from AJAX’s shareholders and their direct and indirect interests is included in the proxy statement/prospectus for the proposed business combination when. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Cazoo and the markets in which it operates, and Cazoo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against AJAX, Cazoo, Listco or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of AJAX, to obtain financing to complete the proposed business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards following the consummation of proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of AJAX or Cazoo as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the proposed business combination; (10) the possibility that AJAX, Cazoo or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on Cazoo’s business and/or the ability of the parties to complete the proposed business combination; (12) Cazoo’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; and (13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form F-4 and the proxy statement/prospectus included therein. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AJAX’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other documents filed by AJAX from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo, AJAX and Listco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Cazoo, AJAX or Listco gives any assurance that any of Cazoo, AJAX or Listco will achieve its expectations.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Any financial and capitalization information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of AJAX, Listco and Cazoo. While such information and projections are necessarily speculative, AJAX, Listco and Cazoo believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this communication should not be regarded as an indication that AJAX, Listco or Cazoo, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future event.

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